Exhibit 99.1

For immediate release

Alcon Shareholders Approve Dividend and Elect Board Members

Cary Rayment Named Chairman of the Board of Directors

HUNENNBERG, Switzerland - May 3, 2005 - Alcon, Inc., (NYSE: ACL) announced the following items were approved by shareholders at the company’s Annual General Meeting of Shareholders held today in Zug, Switzerland:

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A dividend of 1.18 Swiss francs per share to be paid on May 20, 2005 to shareholders of record on May 9, 2005 (equal to approximately US$0.99 per share based on the closing US$/CHF exchange rate on May 2, 2005).

•	The re-election to the board of directors of Thomas G. Plaskett and Dr. Wolfgang H. Reichenberger for three-year terms of office.
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The election of Cary Rayment, the company’s chief executive officer, to the board of directors for a three-year term of office to replace Timothy R.G. Sear, who retired as a director and chairman of the board of directors effective May 3, 2005.

The company also announced that Cary Rayment was named chairman of the board of directors in a board meeting following the completion of the Annual General Meeting of Shareholders. Mr. Rayment has served as chief executive officer of Alcon, Inc. since October 1, 2004. He joined Alcon in 1989 as vice president, marketing, surgical products. Since that time, his responsibilities have continued to increase in diversity as well as scope. Mr. Rayment served as vice president and general manager, surgical products 1991-1995; was named vice president and general manager, managed care in 1996; became vice president, international marketing in 1997 and returned to the surgical division as vice president and general manager in 2000. Prior to his appointment as chief executive officer, Mr. Rayment served as senior vice president, Alcon U.S., since 2001.

About Alcon

Alcon, Inc. is the world’s leading eye care company with sales exceeding $3.9 billion in 2004. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the company’s Web site at www.alconinc.com.

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For information, contact:

Doug MacHatton – Alcon Investor Relations and

Strategic Corporate Communications 800-400-8599

www.alconinc.com